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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13G(a)
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
      13d-1 (b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                                       ()*



                                 PACKETEER, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   695210 10 4
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                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)





                                Page 1 of 6 Pages


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---------------------------------------                -------------------------
CUSIP NO. 695210 10 4                        13 G          Page 2 of 6 Pages
---------------------------------------                -------------------------

--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Brett Galloway
            Tax ID Number:
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      NOT APPLICABLE                                       (a) [ ]     (b) [ ]
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3     SEC USE ONLY
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4     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
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    NUMBER OF           5     SOLE VOTING POWER
     SHARES                   2,271,850 (See Item 4)
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
    PERSON
     WITH
                        --------------------------------------------------------
                        6     SHARED VOTING POWER
                              0
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                        7     SOLE DISPOSITIVE POWER
                              2,271,850 (See Item 4)
--------------------------------------------------------------------------------

                        8     SHARED DISPOSITIVE POWER
                              0
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                 2,271,850 (See Item 4)
--------------------------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                            [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                  9.0%
--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON*
                                                                  IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               Page 3 of 6 Pages

ITEM 1(a).  NAME OF ISSUER:

            Packeteer, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            10495 N. De Anza Boulevard
            Cupertino, CA 95014

ITEM 2(a).  NAME OF PERSON FILING:

            Brett Galloway

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

            Brett Galloway
            c/o Packeteer, Inc.
            10495 N. De Anza Boulevard
            Cupertino, CA 95014

ITEM 2(c)   CITIZENSHIP:

            USA

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock

ITEM 2(e).  CUSIP NUMBER:

            Not Applicable

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not Applicable



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                                                               Page 4 of 6 Pages

ITEM 4.     OWNERSHIP:

            The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 1999:


                  (a)   Amount beneficially owned:   2,271,850*

                  (b)   Percent of Class:   9.0%

                  (c)   Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote:
                              2,271,850*

                        (ii)  Shared power to vote or to direct the vote:
                              0

                        (iii) Sole power to dispose or to direct the disposition
                              of:   2,271,850*

                        (iv)  Shared power to dispose or to direct the
                              disposition of:   0

*Includes 62,500 shares of Common Stock issuable upon exercise of immediately exercisable options. Mr. Galloway is Vice President Engineering, Chief Operating Officer and Director of Packeteer, Inc.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable


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                                                               Page 5 of 6 Pages

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not applicable

ITEM 10.    CERTIFICATION:

            Not applicable



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                                                               Page 6 of 6 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Dated:  April 19, 2000


                                          /s/  BRETT GALLOWAY
                                          --------------------------------------
                                          Brett Galloway
                                          Vice President Engineering, Chief
                                          Operating Officer and Director